

Capitol Federal Financial

NEWS RELEASE

FOR IMMEDIATE RELEASE

February 4, 2004

CAPITOL FEDERAL FINANCIAL REPORTS FIRST QUARTER 2004 RESULTS

Topeka, KS – Capitol Federal Financial (NASDAQ: CFFN) today announces results for the December 31, 2003 quarter. Detailed results of the quarter will be available on Form 10-Q which will be filed today and available on our web-site, www.capfed.com/html/relations.html, within 24 hours of this release. Points for the quarter include:

- net income of $4.6 million,
- basic and diluted earnings per share of $0.06,
- efficiency ratio of 71.91%,
- declared a quarterly dividend per share of $0.50 and a year end dividend per share of $0.81,
- The Board declared a $0.50 per share dividend at its meeting on January 27, 2004 to holders of record on February 6, 2004, payable on February 20, 2004.

Results for the Quarter ended December 31, 2003

Net income for the quarter was $4.6 million compared to $29.2 million for the same period one year ago. Diluted earnings per share were $0.06 compared to $0.40 per share one year ago. The efficiency ratio for the current quarter was 71.91% compared to 27.45% one year ago.

Net interest and dividend income was $21.5 million compared to $42.5 million one year ago. The net interest margin decreased to 1.03% from 1.96% one year ago.

The decrease in earnings was primarily due to a decrease in total interest and dividend income. The amount of total interest and dividend income recorded for the quarter was $96.2 million, or 25.7% less than the $129.4 million one year ago. The primary reason for the change was a decrease in interest on loans receivable of $20.9 million from the same period one year ago. The average yield on interest-earning assets was 4.60%, down 139 basis points from one year ago.

The decrease in interest and dividend income was partially offset by the decrease in total interest expense of $12.3 million, or 14.1%, from one year ago. The decrease in interest expense was primarily due to a decrease in the expense on deposits of $10.7 million while the average balance of interest-bearing liabilities was down $250.6 million. The average cost of interest-bearing liabilities was 3.95%, down 52 basis points from one year ago.

During the quarter, other income was $5.9 million, down $17.5 million from the same period one year ago. During the same quarter one year ago, we recorded a gain on the sale of mortgage loans of $17.2 million, pre-tax. We did not sell any mortgage loans during the current quarter. Total other expense increased $1.6 million to $19.7 million for the quarter ended December 31, 2003 compared to $18.1 million for the same period in 2002. Other expenses, net,

increased primarily due to an impairment charge on MSR of $815 thousand due to the high level of repayments on sold loans.

Financial Condition at December 31, 2003

Total assets at December 31, 2003 were $8.38 billion, a decrease of $199.4 million from $8.58 billion at September 30, 2003. The decrease was primarily due to a decrease in mortgage-related securities of $348.6 million. This was partially offset by a net increase in investments of $122.4 million and loans of $29.7 million. Total loan volume, including modifications, for the three month period was $319.7 million.

Total liabilities at December 31, 2003 were $7.43 billion, which was $180.3 million less than at September 30, 2003. The decrease in liabilities was primarily the result of prepaying the other borrowings of $81.1 million and a decrease in the deposit portfolio of $64.3 million.

Total non-performing assets were $12.2 million at December 31, 2003 compared to $13.0 million at September 30, 2003. No provision for loan losses was recorded during the current quarter. The percentage of non-performing assets to total assets was 0.15% and the allowance for loan losses as a percentage of non-performing loans was 62.79% at December 31, 2003.

Stockholders' equity totaled $957.3 million at December 31, 2003 compared to $976.4 million at September 30, 2003. The decrease was due primarily to dividends paid during the quarter totaling $25.1 million, partially offset by earnings of $4.6 million.

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 35 branch locations in Kansas, 7 of which are in-store branches. Capitol Federal Savings Bank employs 714 full time equivalents in the operation of its business and is the leading residential lender in the State of Kansas.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President, Investor Relations	Senior Vice President, Controller
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com